Exhibit II

Execution Version

SHARE PURCHASE AGREEMENT

dated as of

October 20, 2020

between

FLAGSTAR BANCORP, INC.

and

MP THRIFT INVESTMENTS L.P.

TABLE OF CONTENTS

Page

ARTICLE 1

SALE AND PURCHASE

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF MP THRIFT

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

ARTICLE 4

MISCELLANEOUS

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement, dated as of October 20, 2020 (this "**Agreement**"), is made between Flagstar Bancorp, Inc., a Michigan corporation (the "**Company**"), and MP Thrift Investments L.P., a Delaware limited partnership ("**MP Thrift**").

WHEREAS, MP Thrift is contemplating a secondary offering (the "**Secondary Offering**") of shares of common stock of the Company, par value $0.01 per share (the "**Common Stock**");

WHEREAS, the Company intends to offer and sell up to $150 million aggregate principal amount of subordinated notes in an underwritten public offering (the "**Notes Offering**") pursuant to the Company's shelf registration statement (No. 333-225397) on Form S-3, filed with the U.S. Securities and Exchange Commission on June 1, 2018; and

WHEREAS, MP Thrift wishes to sell to the Company, and the Company wishes to purchase from MP Thrift (the "**Share Repurchase**"), on the terms and subject to the conditions set forth in this Agreement, any and all shares of Common Stock beneficially owned by MP Thrift following the completion of the Secondary Offering; *provided* that such repurchase does not exceed $150 million in the aggregate (the "**Purchased Shares**").

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1

SALE AND PURCHASE

1.1   Sale and Purchase. On the terms and subject to the conditions set forth in this Agreement, at Settlement (as defined below), MP Thrift shall sell and transfer to the Company, and the Company shall purchase from MP Thrift, the Purchased Shares, it being understood that if the size of the Secondary Offering is increased, the Share Repurchase shall be proportionately decreased.

1.2   Purchase Price and Dividend Amount.

(a)   The price for each Purchased Share shall be the same price per share paid by the underwriters to MP Thrift in the Secondary Offering, and without giving effect to any expense or other reimbursement to MP Thrift (the "**Per Share Purchase Price**");

(b)   The aggregate purchase price (the "**Purchase Price**") for the Purchased Shares shall be equal to the Per Share Purchase Price times the number of Purchased Shares delivered on Settlement Date.

1.3   Settlement. The Settlement of the Share Repurchase (the "**Settlement**") shall be held at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004 on the same date as the closing of the Notes Offering (the "**Settlement Date**"), subject to the satisfaction or waiver of the condition set forth in Section 1.4 below. At Settlement:

(a)   MP Thrift shall deliver to the Company all right, title and interest in and to the Purchased Shares, free and clear of all liens, claims, security interests and other encumbrances, together with all documentation reasonably necessary to transfer to the Company the right, title and interest in such Purchased Shares; and

(b)   the Company shall transfer to MP Thrift by wire transfer of immediately available funds to an account specified by MP Thrift an amount in U.S. dollars corresponding to the aggregate Purchase Price for the Purchased Shares delivered at Settlement.

1.4   Condition to Settlement. The obligation of MP Thrift to sell the Purchased Shares to the Company and the obligation of the Company to purchase and pay for the Purchased Shares on the Settlement Date are subject to the consummation of the Secondary Offering and the Notes Offering by November 30, 2020 (the "**Outside Date**").

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF MP THRIFT

MP Thrift hereby makes the following representations and warranties to the Company:

2.1   Organization and Good Standing. MP Thrift has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of organization, is duly qualified to do business and is in good standing in each jurisdiction in which its respective ownership or lease of property or the conduct of its business requires such qualification, and has all power and authority necessary to own or hold its property and to conduct the businesses in which it is engaged, except where the failure to be so qualified or in good standing or have such power or authority would not materially impair the ability of MP Thrift to consummate the transactions contemplated by this Agreement (a "**Material Adverse Effect**").

2.2   Required Consents; Authority. All consents, approvals, authorizations and orders necessary for the execution and delivery by MP Thrift of this Agreement, and for the sale and delivery of the Purchased Shares to be sold by MP Thrift hereunder, have been obtained; MP Thrift has full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Purchased Shares to be sold by MP Thrift hereunder; and this Agreement has been duly authorized, executed and delivered by MP Thrift.

2.3   No Conflicts. The execution, delivery and performance by MP Thrift of this Agreement, the sale of the Purchased Shares to be sold by MP Thrift and the consummation by MP Thrift of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of MP Thrift pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which MP Thrift is a party or by which MP Thrift is bound or to which any of the property or assets of MP Thrift is subject, (ii) result in any violation of the provisions of the charter or bylaws or similar organizational documents of MP Thrift or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory agency, except, in the case of clauses (i) and (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.4   <u>Title</u>. MP Thrift has, and at the Settlement Date will have, valid title to the Purchased Shares to be sold by MP Thrift pursuant to this Agreement, free and clear of all security interests, claims, liens, equities or other encumbrances and the legal right and power, and all authorization and approval required by law, to enter into this Agreement and to sell, transfer and deliver the Purchased Shares to be sold by MP Thrift pursuant to this Agreement or a valid security entitlement in respect of such Purchased Shares.

2.5   <u>No Broker's Fees</u>. Neither MP Thrift nor any of its affiliates is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against MP Thrift or any of its affiliates or the Company for a brokerage commission, finder's fee or like payment in connection with the Share Repurchase.

2.6   <u>No Other Representations and Warranties</u>. Except for the representations and warranties contained in this Section 2, none of MP Thrift or any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of MP Thrift. The Company has relied only on the specific representations contained in this Agreement and expressly disclaims reliance on representations not explicitly contained herein.

ARTICLE 3

<u>REPRESENTATIONS AND WARRANTIES OF THE COMPANY</u>

The Company hereby makes the following representations and warranties to MP Thrift:

3.1   <u>Organization and Good Standing</u>. The Company has been duly organized and is validly existing in good standing under the laws of the State of Michigan, and is duly qualified to do business and is in good standing in each jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such qualification, and has all power and authority necessary to own or hold its properties and to conduct the businesses in which it is engaged, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.2   <u>Power and Authority</u>. The Company has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

3.3   <u>Authorization</u>. This Agreement has been duly authorized, executed and delivered by the Company.

3.4   <u>Consents</u>. All governmental and other consents that are required to have been obtained by it with respect to this Agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with.

3.5   No Conflicts. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject; (ii) result in any violation of the provisions of the charter, bylaws or similar organizational documents of the Company or any of its subsidiaries; or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.6   No Broker's Fees. Neither the Company nor any of its affiliates is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of its affiliates or MP Thrift for a brokerage commission, finder's fee or like payment in connection with the Share Repurchase.

3.7   No Other Representations and Warranties. Except for the representations and warranties contained in this Section 3, none of the Company or any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company. MP Thrift has relied only on the specific representations contained in this Agreement and expressly disclaims reliance on representations not explicitly contained herein.

ARTICLE 4

MISCELLANEOUS

4.1   Termination. This Agreement may be terminated by either party, upon written notice to the other party, if (a) the Secondary Offering or Notes Offering is terminated prior to its respective consummation or (b) the Secondary Offering and the Notes Offering have not been consummated by the Outside Date.

4.2   Further Assurances. Each of the parties hereto does hereby covenant and agree on behalf of itself, its successors, and its assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish, and deliver such other instruments, documents and statements, and to take such other action as may be required by law or reasonably necessary to effectively carry out the purposes of this Agreement.

4.3   Survival. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the delivery of and payment for the Purchased Shares and shall remain in full force and effect, regardless of any termination of this Agreement.

4.4   Amendments and Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

        4.5   <u>Binding Effect</u>. Except as otherwise expressly provided herein, this Agreement shall be binding on and inure to the benefit of the parties hereto, their heirs, executors, administrators, successors and all other persons hereafter that become a party hereto. No rights or obligations hereunder may be assigned by any party hereto without the written consent of the other party. Any attempted transfer or assignment by either party of its rights and obligations under this Agreement, without the consent of the other party, shall be null and void.

        4.6   <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and fully supersedes any and all prior or contemporaneous agreements or understandings between the parties hereto pertaining to the subject matter hereof. This Agreement is not intended to confer upon any person, other than the parties hereto, any rights or remedies hereunder.

        4.7   <u>Severability</u>. In the event that any provision of this Agreement as applied to any party or to any circumstance, shall be adjudged by a court to be void, unenforceable or inoperative as a matter of law, then the same shall in no way affect any other provision in this Agreement, the application of such provision in any other circumstance or with respect to any other party, or the validity or enforceability of this Agreement as a whole.

        4.8   <u>Counterparts</u>. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument. The words "execution," "signed," "signature," "delivery," and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

        4.9   <u>GOVERNING LAW</u>. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN SUCH STATE.

        4.10   <u>Consent to Jurisdiction</u>. Each of the Company and MP Thrift hereby submits to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the Company and MP Thrift waives any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts. Each of the Company and MP Thrift agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and MP Thrift, as applicable, and may be enforced in any court to the jurisdiction of which Company and MP Thrift, as applicable, is subject by a suit upon such judgment.

4.11 <u>Notices</u>. Any notice, consent, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be (a) delivered personally to the party or to an officer of the party to whom the same is directed, or (b) sent by facsimile or other electronic or digital transmission method (including e-mail), or registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

> If to MP Thrift, to:
>
> MP Thrift Investments L.P.
> 600 Fifth Avenue, 22nd Floor
> New York, NY 10022
> Attention: Florina Klingbaum, Chief Financial Officer
> <u>E-mail</u>: klingbaum@matlinpatterson.com
>
> If to the Company:
>
> Flagstar Bancorp, Inc.
> 5151 Corporate Drive
> Troy, Michigan 48098-2639
> Attention: James K. Ciroli, Chief Financial Officer
> Paul Borja, Sr. Deputy General Counsel
> <u>E-mail</u>: Jim.Ciroli@flagstar.com / Paul.Borja@flagstar.com

or to such other address as such party may from time to time specify in writing to the other party hereto. Any such notice shall be deemed to be delivered, given and received for all purposes as of: (i) the date so delivered, if delivered personally, (ii) upon receipt, if sent by facsimile or other electronic or digital transmission method (including e-mail), or (iii) on the date of receipt or refusal indicated on the return receipt, if sent by registered or certified mail, return receipt requested, postage and charges prepaid and properly addressed.

4.12 <u>Certain Rules of Construction</u>. To the fullest extent permitted by law, the parties hereto intend that any ambiguities shall be resolved without reference to which party may have drafted this Agreement. All Section or subsection titles or other captions in this Agreement are for convenience only, and they shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Unless the context otherwise requires: (a) a term has the meaning assigned to it; (b) "or" is not exclusive; (c) words in the singular include the plural, and words in the plural include the singular; (d) provisions apply to successive events and transactions; (e) "herein," "hereof" and other words of similar import refer to this Agreement as a whole and not to any particular Section, subsection or other subdivision; (f) "include" or "including" shall be deemed to be followed by "without limitation" or "but not limited to" whether or not they are followed by such phrases or words of like import;

(g) all references to "Sections" or "subsections" refer to Sections or subsections of this Agreement; and (h) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms.

[*Signature Page Follows*]

In witness whereof, the parties have caused this Agreement to be executed and delivered as of the date first above written.

FLAGSTAR BANCORP, INC.

By: /s/ James K. Ciroli
     Name: James K. Ciroli
     Title: Chief Financial Officer

MP THRIFT INVESTMENTS L.P.

By: MP (Thrift) Global Partners III LLC, its
General Partner

By: /s/ Florina Klingbaum
      Name: Florina Klingbaum
      Title: Chief Financial Officer